UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8320

KABUSHIKI KAISHA HITACHI SEISAKUSHO

(Exact name of registrant as specified in its charter)

Hitachi, Ltd.

(Translation of registrant name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan +81-3-3258-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American depositary shares, each of which represents ten shares of Common stock Common stock without par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I.

Item 1. Exchange Act Reporting History

A. Hitachi, Ltd. (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or about July 9, 1963, the date that its registration statement on Form S-1 was declared effective by the Securities and Exchange Commission (the “Commission”).

B. The Registrant has filed or submitted all reports required under Exchange Act section 13(a) and section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, in March 1982.

Item 3. Foreign Listing and Primary Trading Market

A. The primary trading market for the Registrant’s common stock is the Tokyo Stock Exchange (the “TSE”) in Tokyo, Japan.

B. The Registrant’s common stock was initially listed on the TSE in May 1949. The Registrant has maintained a listing of its common stock on the TSE for at least the 12 months preceding the filing of this form.

C. During the 12-month period beginning April 1, 2011 and through and including March 31, 2012, 96.98% of trading in the Registrant’s common stock occurred on the TSE.

Item 4. Comparative Trading Volume Data

A. The Registrant is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period beginning April 1, 2011 and through and including March 31, 2012 to meet the requirements of that rule provision.

B. During this 12-month period, the average daily trading volume (“ADTV”) of the Registrant’s common stock in the United States (including off-exchange and on-exchange transactions) was 1,040,916 shares and the ADTV of the Registrant’s common stock on a worldwide basis was 35,312,400 shares.

C. For the same 12-month period, the ADTV of the Registrant’s common stock in the United States as a percentage of the ADTV for the Registrant’s common stock on a worldwide basis was 2.95%.

D. The Registrant delisted its common stock from the New York Stock Exchange effective April 27, 2012 (with April 26, 2012 as the last day of trading on the New York Stock Exchange). As of April 27, 2012, the ADTV of the Registrant’s common stock in the United States as a percentage of the ADTV for the Registrant’s common stock on a worldwide basis for the preceding 12-month period was 3.35%.

E. The Registrant has not terminated its sponsored American Depositary Receipt (“ADR”) facility regarding its common stock.

F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P. with respect to on-exchange and off-exchange transactions in the United States. Public information by the TSE, the Osaka Securities Exchange, the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange, respectively, are sources of the trading volume information with respect to on-exchange transactions on such exchanges (information with respect to off-hours trading transactions on such exchanges being unavailable on Bloomberg L.P.).

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published the notice, required by Exchange Act Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act, by means of a press release issued on March 30, 2012.

B. The press release described above was disseminated by major financial news wire services in the United States and submitted to the Commission on Form 6-K on March 30, 2012. Additionally, the notice was published on the Registrant’s Internet website.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website: http://www.hitachi.com/

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Hitachi, Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Hitachi, Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: April 27, 2012

Hitachi, Ltd.

By:	/s/ Toshiaki Kuzuoka
Name: Toshiaki Kuzuoka
Title: Senior Vice President and Executive Officer

5